SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No.  )

                      Hills Stores Company
                       (Name of Issuer)

                        Common Stock
              (Title of Class of Securities)

                          431692102
                       (CUSIP Number)

                      MICHAEL F. PRICE
               HEINE SECURITIES CORPORATION
                51 JOHN F. KENNEDY PARKWAY
                  SHORT HILLS, NJ 07078
                      (201) 912-2152
      (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                       August 17, 1994
          (Date of Event which Requires Filing
                    of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following page(s))

                         Page 1 of  pages

CUSIP No. 431692102            13D        Page 2 of    Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Heine Securities Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                             (a) [ ]
                                                     (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

   AF, WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               749,200
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             None
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            749,200
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON 749,200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.8%

14 TYPE OF REPORTING PERSON*

          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 431692102          13D         Page 3 of    Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael F. Price

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                            (a) [  ]
                                                    (b) [  ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS
   2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          United States

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               None (See Items 2 and 5)
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             None
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            None (See Items 2 and 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   None (See Items 2 and 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*  /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14 TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer

The class of equity securities to which this Statement relates is the Common Stock (the "Common Stock") of Hills
Stores Company, a Delaware corporation (the "Issuer"). The
Issuer's principal executive offices are located at 15 Dan
Road, Canton, MA 02021-9128.

Item 2.  Identity and Background

(a-c) This Statement is being filed by Heine Securities Corporation ("HSC"), a Delaware corporation, whose principal and executive offices are located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. HSC is an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended. One or more of HSC's advisory clients are the legal owners of the securities covered by this statement. Pursuant to investment advisory agreements with each of its advisory clients, HSC has sole investment discretion and voting authority with respect to such securities. None of HSC's advisory clients owns more than 5% of the outstanding class of Common Stock (based upon the shares of Common Stock and the Issuer's Series A Preferred Stock ("Preferred Stock") outstanding as of May 1, 1994).

This Statement is also being filed by Michael F. Price.
Michael F. Price is President of HSC, in which capacity he exercises voting control and dispositive power over the securities reported herein by HSC. Mr. Price, therefore, may be deemed to have indirect beneficial ownership over such securities. Neither Mr. Price nor HSC has any interest in dividends or proceeds from the sale of such securities, owns no shares for their own account and disclaims beneficial ownership of all securities reported herein.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of HSC is set forth in Exhibit A hereto.

(d-e) During the last five years, neither HSC nor, to the best of HSC's knowledge, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best of HSC's knowledge, each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $15,193,500.75 (including brokerage commissions). All such funds were provided from working capital of HSC's respective advisory clients.

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by HSC's advisory clients for the purpose of investment.
However, on August 17, 1994, Dickstein & Co. and its affiliates ("Dickstein") announced that it intended to initiate a consent solicitation to replace four of the Issuer's directors with Dickstein nominees. The Issuer then announced later that same day that its Board of Directors had unanimously approved a "stockholder rights" plan
("Rights Plan") in light of (i) the granting of early termination with respect to the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in connection with a filing by Dickstein and (ii) Dickstein's proposed consent solicitation. According to the Issuer, the Rights
Plan would effectively limit the ownership of the Issuer's capital stock by any person or group to 15% of the outstanding Common Stock.

HSC intends to analyze the consequences of the actions proposed by Dickstein and the Issuer's response thereto. In so doing, HSC may communicate with, among others, the Issuer's management, its Board of Directors (the "Board"), and other shareholders of the Issuer, including Dickstein.

In the future, HSC may decide to have one or more of its advisory clients purchase additional shares of Common Stock or other securities of the Issuer. In addition, HSC may cause one or more of its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

HSC's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Except as set forth above, neither HSC nor, to the best of HSC's knowledge, any executive officer or director of HSC, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a-b) As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC
(and therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of 749,200 shares of Common Stock representing approximately 5.8% of the outstanding shares of the Issuer (based on the 9,133,360 shares of Common Stock and 3,880,909 shares of Preferred Stock outstanding as of May 1, 1994). HSC has the sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of the shares of the Common Stock covered by this Statement. HSC and Mr. Price disclaim any economic interest or any beneficial ownership in the shares of the Common Stock covered by this Statement.

(c) Neither HSC, Mr. Price, any of HSC's advisory clients, nor, to the best of HSC's knowledge, any person identified in Exhibit A, beneficially owns any securities of the Issuer, or has entered into any transactions in the shares of any securities of the Issuer, including the Common Stock or the Preferred Stock, within the past sixty days, other than as set forth in Exhibit B attached hereto.

(d) No person other than HSC's respective advisory clients has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 749,200 shares of Common Stock which is the subject of this Statement.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

Except as set forth above, neither HSC, its respective advisory clients, or, to the best of HSC's knowledge, any of the persons named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material To Be Filed As Exhibits

Exhibit A           Executive Officers and Directors of HSC

Exhibit B           Joint Filing Agreement

Exhibit C           Transactions within the Last 60 Days

Signatures


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 1994


/s/ Michael F. Price
President
Heine Securities Corporation


/s/ Michael F. Price

EXHIBIT A


EXECUTIVE OFFICERS AND DIRECTORS
OF HEINE SECURITIES CORPORATION



Name/Title/           Principal              Business
Citizenship           Occupation             Address

Michael F. Price      President, COO and     51 J.F.K. Pkwy
  President/COO/      Director of HSC;       Short Hills, NJ
  Director            President and          07078
  (U.S.)              Chairman of Mutual
                      Series Fund Inc.

Edward J. Bradley     CFO and Treasurer,     51 J.F.K. Pkwy
  Treasurer and       HSC and Mutual         Short Hills, NJ
  CFO                 Series Fund Inc.       07078
  (U.S.)

E. N. Cohernour       Sec'y/Gen. Counsel,    51 J.F.K. Pkwy
  Secretary           HSC and Mutual         Short Hills, NJ
  (U.S.)              Series Fund Inc.       07078

EXHIBIT B



JOINT FILING AGREEMENT


In accordance with Rule 13d-1(f) under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 22nd day of August, 1994.



HEINE SECURITIES CORPORATION


By:  /s/ Michael F. Price
         President




MICHAEL F. PRICE


/s/ Michael F. Price

EXHIBIT C


STOCK TRANSACTIONS WITHIN THE LAST SIXTY DAYS:

Date           Number of Shares    Buy/Sell  Price/Share

7/22/94         24,000                B      $18.5000
8/16/94         15,000                B      $21.2500

     TOTAL:     39,000